

Mail Stop 3720

September 18, 2015

Sushil Kumar Chaturvedi
Chief Executive Officer
Ascend Telecom Holdings Limited
Clifton House
75 Fort Street
Grand Cayman KY1-1108, Cayman Islands

      Re: Ascend Telecom Holdings Limited
              Amendment No. 2 to Registration Statement on Form F-4
              Filed September 11, 2015
              File No. 333-205872

Dear Mr. Chaturvedi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2015 letter.

Background of the Business Combination, page 82

1.   We note your revised disclosure in response to comments 9 and 10 of our prior letter. Please further expand your disclosure to discuss the background and reasons for the warrant proposal, including the August 19, 2015 changes to the warrant proposal.

Unaudited Pro Forma Condensed Combined Financial Information, page 110

2.   We note your response to comment 13. Please tell us in detail how you determined that the cash consideration payable of INR 2.7 billion (approximately $43.4 million) "implies an approximately 15% discount" to the share price of $10 and the pro forma enterprise value of $335 million.

3.   We note your response to our comments 12 and 19. For clarification purpose, please identify each adjustment K amount reflected in the pro forma balance sheet separately as K(1), K(2), etc.

4.   Please refer to adjustment K and address the following comments.

- Tell us why the accumulated deficit of INR 82,797,684 on page 112 did not agree to the ROI's accumulated deficit of INR 82,895,043 in the pro forma balance sheet.

- The note stated that the issuable shares to ROI will be 15,468,750. Tell us why this amount does not agree to the shares listed on page 109.

- Tell us why the fair value of identifiable net assets of ROI of INR 7,507,763,491 did not agree to the information stated in the pro forma balance sheet.

- Please tell us and disclose the reason for the adjustment of INR (7,196,141,118).

- Disclose and explain to us in more detail the reason for the INR 3,696,400,890 adjustment to retained earnings and how you determined the fair value of the Ascend shares (INR 4,238,698,476).

5.   We note your response to our comment 22. As previously requested regarding adjustment N, please revise your disclosure to state the reasons for the adjustments to "Weighted average shares outstanding." It appears the adjustment reflects the redemption of ROI's shares.

6.   We note your response to comment 24. Please disclose the impact on the pro forma financial statements if you give effect to the earnout shares or disclose such impact is not material to the pro forma financial statements. We note you disclose the earnout shares issuable to ROI stockholders and NSR on page 109.

U.S. Federal Income Tax Consequences of the Business Combination, page 116

7.   We note your response to prior comment 27 that you have provided an opinion of tax counsel to ROI that supports the tax matters and consequences to ROI stockholders and warrantholders of the Business Combination and the warrant amendment. However, you

disclose in the last paragraph on page 118 that, "[d]ue to the lack of authority, ROI has neither obtained a legal opinion from McDermott Will & Emery LLP nor requested a ruling from the IRS that the merger of ROI with and into Merger Sub will qualify as reorganization under Section 368(a)." As the tax consequences of the merger to ROI shareholders and ROI warrantholders depend on whether the merger qualifies as a reorganization under Section 368(a), and you disclose that the merger may so qualify, please support your disclosure with an opinion from counsel. If counsel is unable to opine, please state that fact clearly. Similarly, please provide an opinion that supports your disclosure of the tax consequences to ROI warrantholders if they choose the option to have their warrants become exercisable for Ascend Holdings ordinary shares. We note your disclosure in the last paragraph on page 121 that "ROI has neither obtained a legal opinion from McDermott Will & Emery LLP nor requested a ruling from the IRS as to whether the warrants becoming exercisable for Ascend Holdings ordinary shares will not be treated for U.S. federal income tax purposes as giving rise to a taxable exchange of the warrants for new warrants." For further guidance, refer to Section III.C.1. of Staff Legal Bulletin No. 19.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: John Owen, Esq.
        Jones Day